S T A T E M E N T   O F   F I N A N C I A L   C O N D I T I O N

SVB Securities LLC

December 31, 2022
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

SVB Securities LLC

Statement of Financial Condition

December 31, 2022

Contents



Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Report of Independent Registered Public Accounting Firm

The Directors and SVB Securities Holdings LLC, the sole member of
SVB Securities LLC
Boston, Massachusetts

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of SVB Securities LLC (the "Broker-Dealer") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2013.

February 27, 2023

SVB Securities LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$411,307,748
Receivable from and deposit with clearing organization	7,381,745
Receivable from clients, net of allowance for expected credit losses of $464,556	63,243,212
Due from employees	3,090,585
Due from affiliates	96,497
Notes receivable from employees, net of accumulated amortization of $15,788,190	20,053,581
Marketable securities, at fair value	28,210,982
Non-marketable securities, at fair value	101,461
Prepaid expenses	4,110,998
Furniture and equipment, net of accumulated depreciation of $10,344,724	6,885,632
Other assets	5,152,671
Total assets	$549,635,112

Liabilities and member's equity

Liabilities:	
Accrued compensation and employee benefits	$390,600,261
Accounts payable and accrued expenses	18,751,212
Payable to broker-dealers	9,620,635
Due to affiliate	2,223,145
Total liabilities	421,195,253
Commitments and contingencies (Note 9)	
Member's equity	128,439,859
Total liabilities and member's equity	$549,635,112

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

SVB Securities LLC (the "Company") is an investment bank focused on providing companies with capital-raising services, financial advice on mergers and acquisitions and on structured finance, sales and trading services and research. During 2022, the Company changed its legal name from SVB Leerink LLC to SVB Securities LLC. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of SVB Securities Holdings LLC ("Holdings"). Holdings is the sole member of the Company. SVB Financial Group ("SVB") is the ultimate parent company of the Company. The Company has claimed an exemption from SEC Rule 15c3-3 ("Customer Protection Rule") under section (k)(2)(ii) of that rule for the portion of its business activities cleared via a clearing broker ("Pershing LLC") on a fully disclosed basis. For the remaining business activities, the Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in Footnote 74 of SEC Release No. 34-70073.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Company's statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash held at financial institutions and highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Receivable from Clients

Receivable from clients consists primarily of corporate finance fees and expense reimbursements charged to the Company's clients. The Company records Receivable from clients, net of any allowance for expected credit losses, when relevant revenue recognition criteria has been achieved and payment is conditioned on the passage of time. The Company maintains an allowance for expected credit losses to provide coverage for estimated losses from its client receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's analysis of historical credit loss experience of its client receivables and by taking into consideration current market conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company has determined that long-term forecasted information is not relevant to its client receivables, which are primarily short-term. The Company updates its average credit loss rates annually and maintains an annual allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company periodically performs a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates.

Notes Receivable from Employees

Notes receivable from employees represent loans to employees in anticipation of their continued employment in accordance with each specific agreement. Notes may be forgiven at some future date, typically ranging from one to five years, and they provide for interest at a fair market rate. These forgivable notes are amortized over time. Accumulated amortization represents the cumulative amortization on loans outstanding at the balance sheet date. Accumulated amortization in relation to a fully amortized loan is reversed out of the accumulated amortization balance as and when such loan is fully amortized. The Company establishes a bad debt reserve for notes receivable from employees when collection is considered by management to be doubtful, primarily in cases when the employee has left the Company before the note had been fully forgiven.

Notes receivable from employees also includes loans to employees that are due back to the Company at a specified future date per the loan agreement and are not forgivable.

Securities

The Company measures its securities at fair value in accordance with Accounting Standards Codification ("ASC") Topic 820 – *Fair Value Measurement* ("ASC 820"). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. It also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Financial assets and liabilities are classified as Level 1 if their value is observable in an active market for identical assets or liabilities.

Level 2: Financial assets and liabilities are classified as Level 2 if they are valued using quoted prices for identical instruments in markets that are not active, quoted prices of similar instruments, or for which all significant inputs, other than Level 1, are observable, either directly or indirectly.

Level 3: Financial assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are unobservable or supported by little or no market activity.

Marketable securities are carried at fair value based upon quoted market prices.

Non-marketable securities are recorded at fair value and consist of warrants to purchase common stock or preferred stock of private companies.

The fair value of the warrants is determined by management after considering the available market information and its knowledge of the companies, which may include information provided by third parties familiar with such financial instruments. In all cases, the Company values its investments in non-marketable securities based upon reasonably available relevant information that it considers material. Because of the inherent uncertainty of any valuation in non-publicly traded companies, the fair value ascribed to such investments may differ significantly from the values that would have been used had a ready market for the investments held by the Company been available.

Securities transactions are recorded on a trade date basis.

Valuation Methodologies

The following are types of financial instruments the Company held as of December 31, 2022, as well as their valuation methodologies:

Exchange-traded funds and common stock of publicly-traded companies
Equity securities consists of investments in exchange-traded funds ("ETFs") and common stock of publicly-traded corporations. Equity securities that are not subject to certain sales restrictions are valued based upon the reported quoted market prices and are classified as Level 1 within the fair value hierarchy. Fair value measurements of equity securities of public companies are priced based on quoted market prices less a discount if the securities are subject to certain sales restrictions and are classified as Level 2 within the fair value hierarchy. Certain sales restrictions discounts generally range from 10 percent to 20 percent depending on the duration of the sale restrictions which typically range from three to six months.

Warrants
The Company owns warrants to purchase common or preferred stock of private companies. These are valued based upon the use of an option pricing model and are classified as Level 3 within the

fair value hierarchy. The significant input to the option pricing model is the volatilities of comparable companies.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and equipment.

Certain internal and external costs incurred in with developing or obtaining software for internal use are capitalized and amortized on a straight-line basis over the shorter of the estimated useful life of the software or four years beginning when the software project is complete, and the application is put into production.

Furniture and equipment and capitalized costs for developing internal use software are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of the asset may not be recoverable and it exceeds fair value.

Payable to Broker-Dealers

Payable to broker-dealers includes amounts payable to other broker-dealers arising from unsettled equity underwriting transactions whereby the Company acted as the lead underwriter for the transaction. Such amounts are typically settled within ninety days following the closing of a corporate finance transaction.

Share-Based Compensation

Share-based compensation is recorded based upon the fair value of the share-based payment as of the grant date. For awards that vest upon achievement of only a service condition, the fair value as of the grant date, or cost of the award, is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for the award, referred to as the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. If vesting is based solely on one or more service, market, or performance conditions, any previously recognized compensation cost is reversed if the award does not vest (that is, the requisite service is not rendered). This would include instances when previously issued awards are forfeited by the employee. Costs not paid to SVB in exchange for the awards are recorded as capital contributions.

Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under

these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity for income tax purposes and, as such, is not liable for federal, state or local income taxes. The Company's taxable income and expense are included in the consolidated federal and applicable state income tax returns filed by SVB. The Company is not a party to a master tax sharing agreement with SVB and did not make distributions to SVB for tax reimbursements. The Company has no present intention to enter into a tax-sharing agreement or make future distributions to SVB for tax reimbursements.

Accounting Standard to be Adopted in Future Periods

In June 2022, the Financial Accounting Standards Board issued Accounting Standard Update No. 2022-03, Fair Value Measurement (Topic 820), which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments in this update clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments also require specific disclosures for equity securities subject to contractual sale restrictions. These disclosures include the fair value of the equity securities, the nature and remaining duration of the restrictions, and the circumstances that could cause a lapse in the restrictions. The amendments are effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of the new guidance on its statement of financial condition and related disclosures.

3. Significant Risk Factors

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

Market risk
The Company's revenues are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets. Fluctuations also occur due to the change in the fair value of the marketable securities owned by the Company.

Credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and investment companies. Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the

terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established and reputable financial institutions. Counterparty exposure is monitored on a regular basis.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Company outsources a portion of its critical business functions to third party firms. Accordingly, the Company negotiates its agreements with these firms with attention focused not only on the delivery of core services but also on the safeguards afforded by back-up systems and disaster recovery capabilities.

Liquidity risk

The Company's non-marketable securities include investments in warrants of privately-held companies. As a result, there is no readily available market for the Company's interests in such instruments, and those interests may be subject to legal restrictions on transfer. Therefore, there is no assurance that the Company can realize liquidity for such investments in a timely manner, if at all.

Cyber-security risk

Cyber-security risk is the risk that the Company's computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. To mitigate the risks related to cyber-attacks on the Company's critical data, the Company takes protective measures and devotes significant resources to maintaining and upgrading its systems and networks. Such measures include intrusion and detection prevention systems, monitoring firewalls to safeguard critical business applications, monitoring third parties that the Company does business with and employee training.

4. Receivable from and Deposit with Clearing Organization

Receivable from and deposit with clearing organization is comprised of amounts receivable or payable for unsettled transactions, presented net, as well as a minimum deposit. As part of the Company's clearing agreement with Pershing LLC, a minimum deposit of $250,000 is always to be maintained. The minimum deposit balance held at Pershing LLC is subject to withdrawal restrictions such that the Company would be prohibited from doing business with Pershing LLC if the minimum cash balance on deposit is not maintained.

5. Notes Receivable from Employees

The Company holds notes receivable from employees that are forgivable at a future date. The outstanding notes receivable balance for the forgivable loans, including accrued interest, was $19,943,156 as of December 31, 2022 and is included in Notes receivable from employees in the Statement of Financial Condition.

In 2019, the Company established a promissory note with an employee. The principal amount of the note was $270,000, with an interest rate of 2.59%, due in five consecutive annual equal installments commencing on February 15, 2020. All outstanding principal and interest will be due on February 15, 2024. As of December 31, 2022, the outstanding notes receivable for this loan, including accrued interest, was $110,425, which is included in Notes receivable from employees in the Statement of Financial Condition.

6. Fair Value Measurements

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis at December 31, 2022:

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Marketable securities owned: ETFs and common stock	$28,210,982	-	-	$28,210,982
Total marketable securities owned	$28,210,982	-	-	$28,210,982
Non-marketable securities owned:				
Warrants		-	- $101,461	$101,461
Total non-marketable securities owned	-	-	$101,461	$101,461
Total assets in the fair value hierarchy	$28,210,982	-	$101,461	$28,312,443

Quantitative information about significant unobservable inputs used in Level 3 fair value measurements
The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for the Company's financial assets measured at fair value on a recurring basis with a significant Level 3 balance.

Financial Instruments Owned	Fair Value	Valuation Technique	Significant Unobservable Input(s)	Input/Range	Weighted Average
Warrants	$101,461	Market approach	Expected term to liquidity Price per share	0.3-0.4 years $0.01-$0.91	0.35 years $0.82

Sensitivity of fair values to changes in significant unobservable inputs
For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a significant increase (decrease) in the recent transaction price of the preferred or common stock would result in a significant higher (lower) fair value measurement.

Fair value of other financial instruments
The fair values of the Company's other assets and liabilities which qualify as financial instruments approximate the carrying amounts presented on the Statement of Financial Condition.

7. Furniture and Equipment

As of December 31, 2022, furniture and equipment, net, consists of the following:

	Estimated Useful Life	Amount
Furniture	Three to Seven Years	$ 5,991,342
Machinery, equipment, and software	Three to Five Years	11,239,014
Total cost		17,230,356
Less: accumulated depreciation		(10,344,724)
Furniture and equipment, net of accumulated depreciation		$ 6,885,632

8. Employee Compensation and Benefits

Retention Awards

In conjunction with retention agreements that were signed as part of the 2019 acquisition of Holdings by SVB, certain employees of the Company were granted cash awards and restricted share awards consisting of SVB's publicly-traded common stock.

Defined Contribution Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company may contribute out of available profits, As of December 31, 2022, the liability accrued for the profit sharing plan contribution was $553,756.

Deferred Compensation Plan

The Company maintains a deferred compensation plan (the "Plan"). This is a non-qualified plan under Internal Revenue Code Section 409A. The Plan requires employees who exceed certain compensation levels to defer a portion of their compensation into the Plan. A portion of the compensation deferral is in the form of cash compensation, and a portion of the deferral is in the form of share-based compensation.

Deferred compensation - cash
The cash deferral as part of the Plan was unfunded by the Company as of December 31, 2022.

9. Commitments and Contingencies

Operating Leases
Holdings leases office facilities, and the Company leases equipment under various non-cancelable operating leases. The leases for the office space require minimum annual rental payments and clauses for operating cost adjustments.

At the inception of a lease, the lease is evaluated to determine whether the lease will be accounted for as an operating or a finance lease. The Company recognized the present value of its existing minimum lease payments as a $137,422 right-of-use asset and a $137,422 lease liability, which is included in Other assets and Accounts payable and accrued expenses in the Statement of Financial Condition, respectively. As of December 31, 2022, the remaining terms of our operating leases range from 1 to 1.4 years.

The weighted average remaining lease term and weighted average discount rate of our operating leases are as follows:

Weighted-average remaining term (in years)	1.4
Weighted-average discount rate	0.5%

The following table presents our undiscounted future cash payments for our operating lease liabilities:

Year Ending December 31,

2023	$ 97,302
2024	40,542
Total future lease payments	137,844
Less: imputed interest	(422)
Operating lease liabilities	$137,422

Finance Lease Obligations
The Company has entered into various finance leases for copiers. The Company's finance lease right-of-use assets are $605,584 as of December 31, 2022 and are included in Other assets in the Statement of Financial Condition. These finance lease obligations are $610,019 as of December 31, 2022 and are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

The components of lease expense for finance leases were as follows for the year ended December 31, 2022:

Amortization of finance lease right-of-use assets	$257,361
Interest on lease liabilities	8,237
Total lease cost	$265,598

The weighted average remaining lease term and weighted average discount rate of our finance leases are as follows:

Weighted-average remaining term (in years)	2.9
Weighted-average discount rate	1.7%

The following table presents our finance lease obligations:

2023	$221,037
2024	221,037
2025	163,871
Beyond	19,425
Total future lease payments	625,370
Less: imputed interest	(15,351)
Finance lease liabilities	$610,019

Other Contingencies
Certain lawsuits and claims arising in the ordinary course of business have been filed or are pending against the Company, and the Company may from time to time be involved in other legal or regulatory proceedings. In accordance with applicable accounting guidance, the Company establishes an accrual and disclosure when required. For all such matters, including expected settlements, when it believes that it is probable that a loss has been incurred, and the amount of the loss is reasonably estimable, an accrual is established. When a loss contingency is not both probable and estimable, no accrual is established. However, the outcome of litigation and other legal and regulatory matters is inherently uncertain, and it is possible that one or more of such matters currently pending or threatened could have an unanticipated material adverse effect on our financial position. Amounts accrued in the Statement of Financial Condition related to such matters where a loss is both probable and estimable is $7,500,000 as of December 31, 2022.

10. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, SEC Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. Under the basic method permitted by the Rule, the Company is required to maintain minimum net capital, as defined, equivalent to the greater of $1,000,000 or 6-2/3% of aggregate indebtedness. The Company is not

permitted to withdraw equity if certain minimum net capital requirements, as defined, are not met. At December 31, 2022, the Company had net capital of $133,271,282, which was $112,607,664 in excess of its required net capital of $20,663,618. The Company's aggregate indebtedness to net capital ratio was 2.33 to 1 at December 31, 2022.

11. Revenues from Contracts with Customers

Contract Balances
The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (contract liability) until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $63,243,212 as of December 31, 2022.

The Company had $450,000 of deferred revenue at December 31, 2022.

Contract Costs
The Company capitalizes costs to fulfill contracts associated with investment banking engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized. At December 31, 2022, the Company's capitalized costs to fulfill a contract were $670,773, which are recorded in Receivable from clients in the Statement of Financial Condition.

12. Related Party Transactions

Due from Affiliates and Due to Affiliate
Amounts receivable and payable between the Company and its affiliates arise primarily from the receipts and payments of cash on behalf of SVB, Holdings, MoffettNathanson LLC ("Moffett"), and SVB Medacorp LLC ("Medacorp"). Moffett and Medacorp are wholly-owned subsidiaries of Holdings. These balances are generally settled through cash on a quarterly basis.

Amounts receivable from Medacorp are $96,497 as of December 31, 2022. Amounts payable to SVB, Holdings, and Moffett are $1,614,821, $550,079, and $58,245, respectively, as of December 31, 2022.

Revolving Note and Cash Subordination Agreement
The Company has a $25,000,000 revolving note and cash subordination agreement with SVB (the "SVB Revolver"). The SVB Revolver has a credit period of one year and contains an auto-renew feature unless either party terminates the agreement in a specified timeframe. Interest payments are based on Prime Rate or the Fed Funds Effective Rate, plus 3%. The agreement contains a

facility fee of 1% of $25,000,000 payable to SVB. During the year ended December 31, 2022, the Company did not borrow against the SVB Revolver. Additionally, as of December 31, 2022, the Company is not able to draw on the SVB Revolver, as it did not meet one of its covenants.

13. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's statement of financial condition through February 27, 2023, the date the Company's statement of financial condition was issued. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's statement of financial condition.